EXHIBIT 99.1

405-755-5622 jlthomaseng@abcglobal.net

November 20, 2011

Mr. Lee Halterman
Brinx Resources Ltd.
820 Piedra Vista NE
Albuquerque, NM 87123

Dear Mr. Halterman

J. L. Thomas Engineering, Inc., has been retained to conduct a reserve estimate of recoverable reserves for Dye Estate #1-10, KC 80 #1-11, Kodesh 2, Taylor 1-15 and the Williams 4-10  properties in Oklahoma .The proportion of  company’s reserves this report reflects is  20%.  Attached are the reserve estimates to the best of our professional judgment.

The total net reserves are defined as those crude oil, condensate, and natural gas reserves for Brinx Resources Ltd. interest. The proved reserves conform with these classifications defined by the Security and Exchange Commission as shown below:

          “Proved Developed” reserves are those quantities of crude oil, condensate, and natural gas which can be expected to be recovered in future years through existing wells under existing economic and operating methods.

          “Proved Developed Producing” reserves are expected to be produced from existing completion intervals now open for production in existing wells.

As of November 01, 2011, the net proved reserves for these properties were estimated as shown below . Also, utilizing economic analysis cash flows of predicted future performance for each well, it has been estimated that the production of these reserves will generate the following income.

	MCF	BBL	Future Net Income $	Of Future Net Income Discounted @ 10%
Dye Estate 1-10	7019.26	0	10878.7	8837.17
KC 80 1-11	10770.65	718.05	62848.04	49364.26
Kodesh 2	6169.94	1077.07	70409.98	54925.81
Taylor 1-15	21573.8	647.27	97529.37	73617.21
Williams 4-10	68127.41	686.97	229994.13	157718.95
	112661.06	3129.36	471660.22	344463.4

Pursuant to your instructions, the current price used was the average of the prices of product taken on the first day of the month during the fiscal year .  Future net income is after deducting the estimated operating expenses, production taxes, but before Federal income taxes.

       *   All Wells:      $92.841/BBL     $4.10    2011
*   Thereafter 0% Escalation to Life

Operating expenses were held constant and represent field level operating costs and administrative overhead.  The salvage values were considered to be equal to the plugging and abandonment costs.

J. L. Thomas Engineering, Inc. has examined 5 Proved Developed Producing properties with a total value of $344,463.40 (DCF @ 10%).

All oil reserves are expressed in United States barrels of 42 gallons, and natural gas reserves are expressed in thousand standard cubic feet (MCF) at the contractual pressure and temperature bases.

All information pertaining to the character of ownership of Brinx Resources Ltd in the properties appraised has been accepted as represented. It was not considered necessary to make a field examination of the appraised properties. Data used in performing this appraisal were obtained from the operator, public sources and our own files. Supporting work papers pertinent to the appraisal are retained in our files and are available to you or designated parties at your convenience. The assumptions, data, methods and procedures used were appropriate for the purpose served by the reports and we used all methods and procedures as we considered necessary under the circumstances to prepare the reports.

The proved reserves presented in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Because of governmental polices and uncertainties of supply and demand, the product prices and the costs incurred in recovering these reserves may vary from the price and cost assumptions in this report. In any case, quantities of proved and possible reserves may increase or decrease as a result of future operations.

I, Jack L. Thomas ,PE # 17165, a consulting Professional Petroleum Engineer, with an office at 701 W. Hefner, Oklahoma City, OK 73114, hereby certify:  That since 1985 I have been president of J. L. Thomas  Engineering, Inc., PE # 113,  and that I did prepare this SEC reserve report. That I graduated in 1982 with an BS in Petroleum Engineering from Oklahoma University. I have practiced in the State of Oklahoma for thirty years. I am a independent engineer contracted to review certain leases of Brinx in Oklahoma. I have no direct or indirect interest in the outcome from this report.

Sincerely,

J.L. Thomas Engineering, Inc.

/s/ Jack L. Thomas, P.E.

Jack L. Thomas, P.E.